Exhibit 99.1

Brookfield Renewable Energy Partners L.P.	Brookfield

News Release

Investors, analysts and other interested parties can access Brookfield Renewable’s 2014 second quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2014 second quarter results conference call can be accessed via webcast on August 6, 2014 at 9:00 a.m. ET at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 1557#) until September 8, 2014.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE REPORTS STRONG QUARTERLY RESULTS

HAMILTON, Bermuda, August 6, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced financial results for the three and six months ended June 30, 2014.

“We are pleased to report strong results driven by solid performance from new and existing assets,” said Richard Legault, President and Chief Executive Officer of Brookfield Renewable. “The completion of our Irish wind acquisition during the quarter is a milestone that expands our global platform into an important new market, enhances our portfolio of high-quality assets, augments our talent pool and provides attractive follow-on opportunities for the growth of our business in Europe. With the announced acquisition and development of more than 850 MW of high quality assets since the start of the year, our growth in the first half has been very strong and we believe our prospects are equally promising.”

Financial Results

Unaudited
US$ millions	Three months ended		Six months ended
(except per unit or otherwise noted)	June 30		June 30
	2014	2013	2014	2013
Generation (GWh)
- Total	6,615	6,265	12,326	11,800
- Brookfield Renewable's share	5,300	5,403	10,056	10,037
Revenues	$474	$484	$954	$921
Adjusted EBITDA(1)	$360	$357	$720	$676
Funds from operations (FFO)(1)	$198	$187	$383	$349
FFO per unit(1)(2)	$0.74	$0.71	$1.44	$1.32
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review for the three and six months ended June 30, 2014”.
(2)
For the three and six months ended June 30, 2014 weighted average LP units, Redeemable/Exchangeable units and General partnership units totaled 267.6 million and 266.5 million, respectively (2013: 265.2 million and 265.2 million, respectively).

Review of Operations

For the second quarter, adjusted EBITDA was $360 million as compared to $357 million in Q2 2013. Funds from operations (FFO) increased 6% to $198 million or $0.74 per unit as compared with $187 million or $0.71 per unit in the prior year. Results benefited from new Irish wind assets which contributed $11 million to FFO.

Total generation for the three months ended June 30, 2014 was 6,615 GWh, consistent with the long-term average (LTA) of 6,691 GWh.

The hydroelectric portfolio generated 5,487 GWh, in-line with the LTA of 5,421 GWh and an increase of 123 GWh as compared to the second quarter of 2013. Generation from existing hydroelectric assets was 5,170 GWh compared to 5,364 GWh for the prior year period. Our recently acquired and commissioned facilities contributed 317 GWh in generation.

The wind portfolio generated 1,087 GWh, below the long-term average of 1,191 GWh and an increase of 350 GWh compared to the prior year due to growth in the portfolio.

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended June 30	2014	2013	2014	LTA	Prior Year
Hydroelectric generation
United States	3,085	2,942	3,035	50	143
Canada	1,558	1,519	1,488	70	39
Brazil	844	903	898	(54)	(59)
	5,487	5,364	5,421	66	123
Wind Energy
United States	427	459	468	(41)	(32)
Canada	242	278	292	(50)	(36)
Europe(2)	418	-	431	(13)	418
	1,087	737	1,191	(104)	350
Other	41	164	79	(38)	(123)
Total generation (3)	6,615	6,265	6,691	(76)	350
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

(3)	Includes our share of generation in respect of those equity-accounted investments which we do not manage.

Recent Highlights

●
Brookfield Renewable and its institutional partners completed the acquisition of the wind energy assets of Bord Gáis Éireann, a portfolio comprising 326 MW of operating wind capacity with an additional 137 MW currently in construction and an approximate 300 MW development pipeline.

●
Brookfield Renewable and its institutional partners announced the purchase of the remaining 67% interest in the 417 MW Safe Harbor hydroelectric facility on the Susquehanna River in Pennsylvania, following their acquisition of an initial 33% stake in the prior quarter. The transaction is expected to be completed in the third quarter of 2014. The facility generates an average of 1,100 GWh annually, possesses storage capabilities supporting daily peaking and is one of the largest conventional hydroelectric facilities in the PJM market.

●
During the quarter, Brookfield Renewable raised gross proceeds of C$325 million pursuant to a bought-deal offering of its limited partnership units, and completed a $125 million refinancing of a hydroelectric portfolio in New England.

●	Liquidity at quarter-end was approximately $1.2 billion, providing the financial resources and flexibility to fund ongoing growth initiatives.

Distribution Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.3875 per limited partnership unit, payable on September 30, 2014 to unitholders of record as at the close of business on August 29, 2014. This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60% to 70% of FFO and which increases on average by 3% to 5% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Distribution Currency Option

The quarterly distributions payable on limited partnership units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its limited partnership units who are resident in Canada to acquire additional units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended June 30, 2014 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,500 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base, energy policies, economic growth, growth potential of renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants;

our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Brazilian and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to August 6, 2014, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to adjusted EBITDA, funds from operations and adjusted funds from operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

_________________________________________________

GENERATION FOR THE SIX MONTHS ENDED JUNE 30, 2014

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the six months ended June 30	2014	2013	2014	LTA	Prior Year
Hydroelectric generation
United States	5,676	5,503	5,829	(153)	173
Canada	2,869	2,801	2,681	188	68
Brazil	1,943	1,839	1,827	116	104
	10,488	10,143	10,337	151	345
Wind Energy
United States	700	675	779	(79)	25
Canada	579	601	616	(37)	(22)
Europe(2)	418	-	431	(13)	418
	1,697	1,276	1,826	(129)	421
Other	141	381	298	(157)	(240)
Total generation (3)	12,326	11,800	12,461	(135)	526
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

(3)	Includes our share of generation in respect of those equity-accounted investments which we do not manage.

FINANCIAL REVIEW FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and a reconciliation to net income for the three and six months ended June 30, 2014:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013
Revenues	$474	$484	$954	$921
Other income	2	2	5	4
Share of cash earnings from equity-accounted investments	8	6	15	12
Direct operating costs	(124)	(135)	(254)	(261)
Adjusted EBITDA(1)	360	357	720	676
Fixed earnings adjustment(2)	11	-	11	-
Interest expense - borrowings	(102)	(106)	(203)	(208)
Management service costs	(13)	(11)	(24)	(23)
Current income tax expense	(6)	(8)	(14)	(11)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)	(19)	(17)
Participating non-controlling interests - in operating
subsidiaries	(42)	(35)	(88)	(68)
Funds from operations(1)	198	187	383	349
Less: sustaining capital expenditures(3)	(14)	(14)	(28)	(28)
Adjusted funds from operations(1)	184	173	355	321
Add: cash portion of non-controlling interests	52	45	107	85
Add: sustaining capital expenditures	14	14	28	28
Less: fixed earnings adjustment	(11)	-	(11)	-
Other items:
Depreciation	(129)	(137)	(255)	(265)
Unrealized financial instruments (loss) gain	(4)	3	(4)	19
Share of non-cash loss from equity-accounted investments	(6)	(4)	(12)	(6)
Deferred income tax expense	(17)	(10)	(19)	(11)
Other	(11)	(6)	8	(8)
Net income	$72	$78	$197	$163
Basic and diluted earnings per LP Unit(4)	$0.15	$0.17	$0.44	$0.40
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)	Based on long-term capital expenditure plans.
(4)	Average LP Units outstanding during the three and six months ended June 30, 2014 totaled 135.3 million and 134.2 million, respectively (2013: 132.9 million and 132.9 million, respectively).

GENERATION AND FINANCIAL REVIEW ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table illustrates generation results for the three months ended June 30, 2014 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric generation
United States	1,614	692	50	2,356	729	3,085
Canada	1,481	12	30	1,523	35	1,558
Brazil	748	17	15	780	64	844
	3,843	721	95	4,659	828	5,487
Wind energy
United States	126	65	-	191	236	427
Canada	242	-	-	242	-	242
Europe(2)	-	167	-	167	251	418
	368	232	-	600	487	1,087
Other	41	-	-	41	-	41
Total generation - 2014	4,252	953	95	5,300	1,315	6,615
Total generation - 2013	4,826	466	111	5,403	862	6,265
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

The following table illustrates our financial results for the three months ended June 30, 2014, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party		Consolidated
					Interest
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$327	$73	$-	$400	$74		$474
Other income	2	-	-	2	-		2
Share of cash earnings from equity-
accounted investments	-	-	8	8	-		8
Direct operating costs	(95)	(13)	-	(108)	(16)		(124)
Adjusted EBITDA(1)	234	60	8	302	58		360
Fixed earnings adjustment(2)	-	11	-	11	-		11
Interest expense - borrowings	(70)	(17)	-	(87)	(15)		(102)
Management service costs	(13)	-	-	(13)	-		(13)
Current income taxes	(4)	(1)	-	(5)	(1)		(6)
Preferred equity	(10)	-	-	(10)	-		(10)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(42	)(3)	(42)
Funds from operations - 2014(1)	$137	$53	$8	$198	$-		$198
Funds from operations - 2013(1)	$140	$41	$6	$187	$-		$187
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)	Represents third party interests’ funds from operations.

The following table illustrates generation results for the six months ended June 30, 2014 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric generation
United States	2,897	1,223	116	4,236	1,440	5,676
Canada	2,790	12	31	2,833	36	2,869
Brazil	1,726	34	42	1,802	141	1,943
	7,413	1,269	189	8,871	1,617	10,488
Wind energy
United States	188	110	-	298	402	700
Canada	579	-	-	579	-	579
Europe(2)	-	167	-	167	251	418
	767	277	-	1,044	653	1,697
Other	141	-	-	141	-	141
Total generation - 2014	8,321	1,546	189	10,056	2,270	12,326
Total generation - 2013	8,900	885	252	10,037	1,763	11,800
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

The following table illustrates our financial results for the six months ended June 30, 2014, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$654	$147	$-	$801	$153		$954
Other income	5	-	-	5	-		5
Share of cash earnings from equity-
accounted investments	-	-	15	15	-		15
Direct operating costs	(194)	(26)	-	(220)	(34)		(254)
Adjusted EBITDA(1)	465	121	15	601	119		720
Fixed earnings adjustment(2)	-	11	-	11	-		11
Interest expense - borrowings	(140)	(33)	-	(173)	(30)		(203)
Management service costs	(24)	-	-	(24)	-		(24)
Current income taxes	(11)	(2)	-	(13)	(1)		(14)
Preferred equity	(19)	-	-	(19)	-		(19)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(88	)(3)	(88)
Funds from operations - 2014(1)	$271	$97	$15	$383	$-		$383
Funds from operations - 2013(1)	$264	$73	$12	$349	$-		$349
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)	Represents third party interests’ funds from operations.